CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$150,000	$17.42

(1)          Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated March 7, 2011 (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$150,000

CAPPED FLOATING RATE NOTES DUE MARCH 10, 2021
LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

Principal Amount:	US$150,000	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	March 10, 2011
Original Trade Date:	March 7, 2011	Maturity Date:	March 10, 2021
CUSIP:	06738JH98	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
ISIN:	US06738JH989
Business Day:	☒ New York ☒ London ☐ Euro ☐ Other (_____________)	Business Day Convention:	☒ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Interest Rate Type (see Interest Rate Formula below):		Day Count Convention:

☐     Fixed Rate

☒    Regular Floating Rate

☐     Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☐     Other (see description in this pricing supplement)

		☐ Actual/360 ☒ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252
Reference Asset/Reference Rate:
☐ CD Rate ☐ CMS Rate ☐ CMT Rate (Reuters Screen FRBCMT Page) ☐ Commercial Paper Rate ☐ Eleventh District Cost of Funds Rate ☐ Federal Funds (Effective) Rate ☐ Federal Funds (Open) Rate ☐ EURIBOR

☐     LIBOR

        Designated LIBOR Page:   Reuters:______________

☐     Prime Rate

☐     Treasury Rate

☒    Consumer Price Index (the “CPI”)

        Reference Month: 3 calendar months prior to the month of the relevant Interest Payment Date

☐     Other (see description in this pricing supplement)

Spread:	1.75%	Maximum Interest Rate:	8.00%
Multiplier:	NA	Minimum Interest Rate:	0.00%
Interest Rate Formula:	For each Interest Period, the interest rate per annum will be equal to CPI Performance* plus the Spread subject to the Minimum Interest Rate and the Maximum Interest Rate.
Interest Payment Dates:	☒ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually,
payable in arrears on the 10th of each month, commencing on April 10, 2011 and ending on the Maturity Date.

*                    As defined in the prospectus supplement. For a description of the calculation of CPI Performance, see “Hypothetical Interest Rate and Interest Payment Calculations” below.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For each Interest Period, the first day of such Interest Period.
Survivor’s Option:

Upon request by the authorized representative of the beneficial owner of the Notes, we will repay those Notes prior to the Maturity Date following the death of the beneficial owner of the Notes, provided such Notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.

The right to exercise this option will be subject to:

•              a permitted dollar amount of total exercises by all holders of these Notes in any calendar year; and

•              the permitted dollar amount of an individual exercise by a holder of these Notes in any calendar year.

For additional details regarding the Survivor’s Option, see “Description of Survivor’s Option” below.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	100%	1.25%	98.75%
Total	$150,000	$1,875	$148,125

(1)          Barclays Capital Inc. will receive commissions from the Issuer equal to 1.25% of the principal amount of the notes, or $12.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Reference Rate / Interest Payment Risk — The amount of interest payable on the Notes is linked to the CPI Performance, which for each Interest Payment Date is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”), as described in the prospectus supplement.  For example, since the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June of any year, the Reference Month would be March, and the amount of interest paid on the Interest Payment Date in June would be calculated using a CPI Performance that reflects the annual percentage change in the CPI from the March of the prior year to March of the year in which the Interest Payment Date occurs.  Because the floating rate paid on the Notes is linked to the CPI Performance, if the CPI decreases, does not increase, or increases only minimally, the amount of interest for any Interest Payment Date may be lower than for any prior Interest Payment Date and could be no more than the specified Minimum Interest Rate of 0.00%; as a result, the effective interest rate on the Notes and the value of the Notes may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating. In addition, you are assuming the risk that the Bureau of Labor Statistics may change the way in which the CPI is calculated, which changes may impact the CPI Performance used to calculate interest for the Notes and could result in lower or no interest payments.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o    the expected volatility of the Reference Rate;

o    the time to maturity of the Notes;

o    interest and yield rates in the market generally;

o    a variety of economic, financial, political, regulatory or judicial events; and

o    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Period.

Interest Rate Calculation

Step 1: Calculate CPI Performance for the applicable Interest Payment Date.

As described in the prospectus supplement, for any applicable Interest Payment Date, CPI Performance is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the Reference Month).

Stated mathematically, CPI Performance will be calculated as follows:

where,

CPIF = the CPI level for the applicable Reference Month; and

CPII = the CPI level for the month one year prior to the applicable Reference Month.

For example, since the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June 2011, the applicable Reference Month would be March 2011, and CPI Performance would equal the annual percentage change in the CPI from the March 2010 to March 2011. Similarly, for an Interest Payment Date in March 2011, the applicable Reference Month would be December 2010, and CPI Performance would equal the annual percentage change in the CPI from the December 2009 to December 2010.

The following two examples illustrate how a hypothetical CPI Performance would be calculated for an Interest Payment Date in November 2011, assuming a Reference Month that is the third month prior, in this case August 2011:

Example 1: Assuming a hypothetical CPI level of 204 for August 2010 and 208 for August 2011, CPI Performance for November 2011 would be 1.96%, calculated as follows:

Example 2: Assuming a hypothetical CPI level of 204 for August 2010 and 199 for August 2011, CPI Performance for November 2011 would be -2.45%, calculated as follows:

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

The per annum interest rate for any applicable Interest Payment Date payable equals CPI Performance, determined as described above, plus the Spread.

In each case, the applicable per annum interest rate for any Interest Payment Date will not be less than the Minimum Interest Rate of 0.00% and no more than any specified Maximum Interest Rate of 8.00%.  If an Interest Payment calculated per the above is less than the Minimum Interest Rate or greater than the Maximum Interest Rate, your interest payment for that Interest Payment Date will be determined using the Minimum Interest Rate or the Maximum Interest Rate, as applicable.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction, calculated on a 30/360 basis.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period for which interest is linked to CPI Performance, under different CPI level and CPI Performance scenarios.  For purposes of these examples, we have assumed a CPI level of 208 for the month one year prior to the Reference Month for the relevant Interest Payment Date. The Notes will have a Minimum Interest Rate of 0.00% per annum, a Maximum Interest Rate of 8.00% per annum, and a spread of 1.75%.  The Notes will also have monthly Interest Payment Dates, such that the applicable day count fraction for the applicable quarterly interest (calculated using a 30/360 day count basis) will be 30/360.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or any future CPI or CPI performance.

CPI Level for the relevant Reference Month	CPI Performance	Interest Rate per annum[1]	Effective Interest Rate[4]	Interest Payment Amount per $1,000 Note[5]

198	-4.81%	0.00%[2]	0.00%	$0.00
200	-3.85%	0.00%[2]	0.00%	$0.00
204	-1.92%	0.00%[2]	0.00%	$0.00
206	-0.96%	0.79%	0.066%	$0.66
208	0.00%	1.75%	0.146%	$1.46
210	0.48%	2.23%	0.186%	$1.86
212	1.92%	3.67%	0.306%	$3.06
214	2.88%	4.63%	0.386%	$3.86
216	3.85%	5.60%	0.467%	$4.67
218	4.81%	6.56%	0.547%	$5.47
220	5.77%	7.52%	0.627%	$6.27
222	6.73%	8.00%[3]	0.667%	$6.67

1.                    Interest rate per annum = CPI Performance + the Spread (1.75%).

2.                    Where the per annum interest rate is less than the Minimum Interest Rate of 0.00%, the per annum interest rate is set equal to the Minimum Interest Rate.

3.                    Where the per annum interest rate is greater than the Maximum Interest Rate of 8.00%, the per annum interest rate is set equal to the Maximum Interest Rate.

4.                    Effective interest rate equals the interest rate per annum multiplied by the day count (30/360).

5.                    Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If CPI Performance for the relevant Interest Payment Date is equal to 1.92%, the applicable per annum interest rate for that Interest Payment Date would be 3.67%, calculated as follows: CPI Performance + the Spread (1.92% + 1.75%)

Based on the per annum interest rates determined per the above, you would receive an interest payment of $3.06 per $1,000 Note on the Interest Payment Date, calculated as follows:

Effective Interest Rate = 3.67% x (30/360) = 0.306%

Interest Payment = $1,000 x 0.306% = $3.06

Example 2: If CPI Performance for the relevant Interest Payment Date is equal to -3.85%, the applicable per annum interest rate for that Interest Payment Date would be -2.10%, calculated as follows: CPI Performance + the Spread (-3.85% + 1.75%).  Since the per annum interest rate so determined is less than the specified Minimum Interest Rate of 0.00%, the applicable per annum interest rate would be set equal to the Minimum Interest Rate of 0.00%, and you would receive an interest payment of $0.00 on the Interest Payment Date.

Example 3: If CPI Performance for the relevant Interest Payment Date is equal to 6.73%, the applicable per annum interest rate for that Interest Payment Date would be 8.48%, calculated as follows: CPI Performance + the Spread (6.73% + 1.75%).  Since the per annum interest rate so determined is greater than the specified Maximum Interest Rate of 8.00%, the applicable per annum interest rate would be set to the Maximum Interest Rate of 8.00%.

Effective Interest Rate = 8.00% x (30/360) = 0.667%

Interest Payment = $1,000 x 0.667% = $6.67

HISTORICAL REFERENCE RATE INFORMATION

The following table sets forth historical CPI levels and CPI growth for the months indicated in 2006 through 2010, and for January 2011.  Historical CPI levels and growth should not be taken as an indication of future levels or percentage increases or decreases of the Reference Rate, and no assurance can be given that the Reference Rate will increase sufficiently to cause the holders of Notes to receive interest payments on each or any Interest Payment Date.

	2006		2007		2008		2009		2010		2011

	Growth*	Level	Growth	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level

January	3.99%	198.3	2.08%	202.416	4.28%	211.080	0.03%	211.143	2.63%	216.687	1.63%	220.223
February	3.60%	198.7	2.42%	203.499	4.03%	211.693	0.24%	212.193	2.14%	216.741
March	3.36%	199.8	2.78%	205.352	3.98%	213.528	-0.38%	212.709	2.31%	217.631	–	–
April	3.55%	201.5	2.57%	206.686	3.94%	214.823	-0.74%	213.240	2.24%	218.009	–	–
May	4.17%	202.5	2.69%	207.949	4.18%	216.632	-1.28%	213.856	2.02%	218.178	–	–
June	4.32%	202.9	2.69%	208.352	5.02%	218.815	-1.43%	215.693	1.05%	217.965	–	–
July	4.15%	203.5	2.36%	208.299	5.60%	219.964	–2.10%	215.351	1.24%	218.011	–	–
August	3.82%	203.9	1.97%	207.917	5.37%	219.086	–1.48%	215.834	1.15%	218.312	–	–
September	2.06%	202.9	2.76%	208.490	4.94%	218.783	–1.29%	215.969	1.14%	218.439	–	–
October	1.31%	201.8	3.54%	208.936	3.66%	216.573	–0.18%	216.177	1.17%	218.711	–	–
November	1.97%	201.5	4.31%	210.177	1.07%	212.425	–1.84%	216.330	1.14%	218.803	–	–
December	2.54%	201.8	4.08%	210.036	0.09%	210.228	2.72%	215.949	1.50%	219.179	–	–

*                    “Growth” means the annual percentage change in the level of the CPI (that is, for CPI in any month of any year, the percentage change relative to the same month in the preceding year).

Source: Bureau of Labor Statistics website.

DESCRIPTION OF SURVIVOR’S OPTION

Upon request by the authorized representative of the beneficial owner of the Notes, Barclays Bank PLC will repay those Notes prior to the Maturity Date following the death of the beneficial owner of the Notes (the ‘‘Survivor’s Option’’), provided such Notes were acquired by the deceased beneficial owner at least six months prior to the date of the request.  Upon the valid exercise of the Survivor’s Option and the proper tender of the Notes for repayment, Barclays Bank PLC will repay such Notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the Notes plus accrued and unpaid interest to the date of repayment. For purposes of this section, a beneficial owner of Notes is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of such Notes, as well as the right to receive payment of the principal of the Notes.

To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the Notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

The death of a person holding a beneficial ownership interest in the Notes: (1) with any person in a joint tenancy with right of survivorship; or (2) with his or her spouse in tenancy by the entirety, tenancy in common, as community property or in any other joint ownership arrangement, will be deemed the death of a beneficial owner of those Notes, and the entire principal amount of the Notes held in this manner will be subject to repayment by Barclays Bank PLC upon request.  However, the death of a person holding a beneficial ownership interest in Notes as tenant in common with a person other than his or her spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the Notes, and only the deceased beneficial owner’s percentage interest in the principal amount of the Notes will be subject to repayment.

If the ownership interest in the Notes is held by a nominee for a beneficial owner or by a custodian under a Uniform Gifts to Minors Act or Uniform Transfer to Minors Act, or by a trustee of a trust that is wholly revocable by the beneficial owner, or by a guardian or committee for a beneficial owner, the death of the beneficial owner of the Notes will constitute death of the beneficial owner for purposes of the Survivor’s Option, if the beneficial ownership interest can be established to the satisfaction of Barclays Bank PLC. In these cases, the death of the nominee, custodian, trustee, guardian or committee will not be deemed the death of the beneficial owner of the Notes for purposes of the Survivor’s Option.

Barclays Bank PLC has the discretionary right to limit the aggregate principal amount of the Notes as to which exercises of the Survivor’s Option will be accepted by it from all authorized representatives of deceased beneficial owners in any calendar year, to an amount equal to 2.0% of the aggregate amount of the Notes, outstanding as of the end of the most recent calendar year.

Barclays Bank PLC also has the discretionary right to limit to $250,000 the aggregate principal amount of Notes as to which exercises of the Survivor’s Option will be accepted by Barclays Bank PLC from the authorized representative for any individual deceased beneficial owner of such notes in any calendar year. In addition, Barclays Bank PLC will not permit the exercise of the Survivor’s Option (a) for a principal amount less than $1,000, or (b) if such exercise will result in a beneficial ownership interest in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. Elections to exercise the Survivor’s Option will be accepted in the order that they are received and approved by Barclays Bank PLC, except for any election the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment through the exercise of the Survivor’s Option will be repaid on the first Interest Payment Date that occurs 60 or more calendar days after the date of the acceptance and approval by Barclays Bank PLC. Each tendered Note that is not accepted in any calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such Notes were originally tendered. If a Note tendered through a valid exercise of the Survivor’s Option is not accepted by Barclays Bank PLC, the trustee, upon receipt of a valid written instruction from Barclays Bank PLC or its agent, will deliver a notice to the registered holder that states the reason that Note has not been accepted for repayment.

Because the Notes will be issued in book-entry form (except in very limited circumstances), DTC or its nominee will be treated as the holder of the Notes, will be the only entity that receives notices from Barclays Bank PLC (or the trustee) and, on behalf of the deceased beneficial owner’s authorized representative, will be the only entity that can exercise the Survivor’s Option for such Notes. To obtain repayment of the Notes pursuant to exercise of the Survivor’s Option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the Notes is held by the deceased beneficial owner:

•                  appropriate evidence satisfactory to Barclays Bank PLC that:

(1)                     the deceased was the beneficial owner of the Notes at the time of death and his or her interest in the Notes was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(2)                     the death of the beneficial owner has occurred and the date of death, and

(3)                     the representative has authority to act on behalf of the deceased beneficial owner;

•                  if the beneficial interest in the Notes is held by a nominee or trustee of, custodian for, or other person in a similar capacity to, the deceased beneficial owner, evidence satisfactory to Barclays Bank PLC from the nominee, trustee, custodian or similar person attesting to the deceased’s beneficial ownership of that Notes;

•                  a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (generally a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office in the United States);

•                  tax waivers and any other instruments or documents that Barclays Bank PLC reasonably requires in order to establish the validity of the beneficial ownership of the Notes and the claimant’s entitlement to payment; and

•                  any additional information Barclays Bank PLC requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the Notes.

In turn, the broker or other entity will deliver each of these items, through the appropriate direct participant in DTC and the facilities of DTC will deliver the Survivor’s Option form of notice (the “Form of Notice”), to the trustee and to Barclays Bank PLC and will certify to Barclays Bank PLC that the broker or other entity represents the deceased beneficial owner. The broker or other entity will be responsible for disbursing payments received from the trustee, through the facilities of DTC, to the authorized representative.

During any time in which the Notes are not represented by a global note and are issued in definitive form:

•                  all references in this section to participants and DTC, including the DTC’s governing rules, regulations and procedures, will be deemed inapplicable;

•                  all determinations that the DTC participants are required to make as described in this section will be made by Barclays Bank PLC, including, without limitation, determining whether the applicable decedent is in fact the beneficial owner of the interest in the Notes to be redeemed or is in fact deceased and whether the representative is duly authorized to request redemption on behalf of the applicable beneficial owner; and

•                  all redemption requests, to be effective, must:

•                  be delivered by the representative to Barclays Bank PLC and to the trustee;

•                  be made by completing the Form of Notice in accordance with the related instructions; and

•                  be accompanied by, if applicable, a properly executed assignment or endorsement, in addition to all documents that are otherwise required to accompany a redemption request. If the record holder of the Note is a nominee of the deceased beneficial owner, a certificate or letter from the nominee attesting to the deceased’s ownership of a beneficial interest in the Note must also be delivered.

Barclays Bank PLC retains the right to limit the aggregate principal amount of Notes as to which exercises of the Survivor’s Option will be accepted from all authorized representatives of deceased beneficial owners and from the authorized representative for any individual deceased beneficial owner in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor’s Option generally will be determined by Barclays Bank PLC, which determination will be final and binding on all parties.

The Form of Notice may be obtained from Barclays Bank PLC, 745 Seventh Avenue, New York, NY 10019, Attention: US-Syndicate, MTN Desk US, telephone: 212-412-1535.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

We intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement (including the original issue discount provisions described thereunder).  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

US$150,000

BARCLAYS BANK PLC

CAPPED FLOATING RATE NOTES DUE MARCH 10, 2021

LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED AUGUST 31, 2010)